Crypto's first autonomous trading network

Swopblock powers secure decentralized trading between all cryptos in realtime.

swopblock

WHITE PAPER

MORE INFO:
swopblock.org
info@swopblock.org
github.com/swopblock
@swopblock

ABSTRACT

Swopblock is an intermediate cryptocurrency providing a medium of exchange between other cryptocurrencies. Security has been a major problem with cryptocurrency exchange and since the beginning more than 800,000 bitcoins have been stolen. Today they would have a market value measured in billions of dollars. Swopblock offers a new and secure exchange protocol that enables it to perform as an intermediary cryptocurrency in exchange transactions that are secured in a blockchain. This avoids the need of placing unsecured deposits in the hands of a third-party exchange center. Swopblock is the medium used to conduct cryptocurrency exchange without the involvement of a third-party thereby locking the trade against theft.

INTRODUCTION

Mt. Gox was a bitcoin exchange based in Japan that launched in 2010 and three years later was handling over 70 percent of all bitcoin transactions worldwide as the largest bitcoin intermediary. Mt. Gox had been entrusted with hundreds of thousands of bitcoins, but they went missing; they were stolen over time starting in late 2011. Since then many other exchanges have also been the subject of crypto coin thefts worth hundreds of millions of dollars resulting in market value instability for the cryptocurrencies involved and giving the impression that the cryptocurrencies themselves are insecure. Forbes magazine reported for the year 2018 that nearly one billion dollars in cryptocurrency went missing.